SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

--- Gafisa S.A. Enters Into an Agreement to Sell 70% Stake in Alphaville to Blackstone and Pátria ---

--- Cash Transaction Values Alphaville at R$2.01 billion ---

--- Flexible Post-transaction Balance Sheet to Expand Gafisa Investment Capacity ---

--- Purchase of Outstanding 20% Stake in Alphaville for R$367 million in Cash ---

São Paulo, June 7, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA) (“Gafisa” or the “Company”), one of Brazil’s leading diversified national homebuilder, today announced it has signed an agreement to sell a majority stake in Alphaville Urbanismo S.A. (“Alphaville” or “AUSA”), the leading urban community development company in Brazil, valuing AUSA at an equity value of R$2.01 billion, to private equity firms Blackstone Real Estate Advisors L.P. (“Blackstone”) and Pátria Investimentos Ltda. (“Pátria Investimentos”). Gafisa also agreed to complete the purchase of the outstanding 20% stake in Alphaville which it did not already own, finalizing the arbitration process.

The sale to Blackstone and Pátria Investimentos will allow Gafisa to retain 30% of the company and generate expected gross cash proceeds of R$1.4 billion. Blackstone and Pátria Investimentos will maintain the existing Alphaville management team, led by Marcelo Willer, which has driven industry-leading growth and returns at the brand. Following the transaction, Alphaville will remain an affiliate to Gafisa and the Company will continue to play a significant role in Alphaville, with representatives serving as directors on the board with two out of six seats.

Additionally, Gafisa entered into an agreement with Alphaville’s founding partners to complete the purchase of the outstanding 20% stake in Alphaville for a total consideration of R$367 million.

Alphaville’s unique business model and highly recognized brand, combined with Gafisa’s management oversight, have contributed to significant growth. Between 2007, the first year Alphaville was under Gafisa’s control and management, and 2012, launches increased more than fourfold from R$237 million to R$1.3 billion, while the average return on equity (ROE) for the period was 45% per year.

Gafisa, through its advisors, initiated a strategic analysis for the Alphaville business in September 2012. Options included an IPO of Alphaville, the sale of a stake in this business or the maintenance of the existing status. After careful consideration, the Gafisa Board of Directors together with the senior management team determined that the sale of a majority stake to the Blackstone and Pátria Investimentos would generate the highest potential value for Gafisa shareholders and approved the transaction agreement.

“This is a compelling opportunity to unlock the significant value that has been created in Alphaville under Gafisa’s stewardship since its acquisition in 2006. The proceeds will strengthen Gafisa’s balance sheet by reducing leverage and generate long-term shareholder value by capitalizing on the growth of our high potential Gafisa and Tenda brands. These brands operate in expanding markets and are poised for an improvement in profitability following a major restructuring last year and the delivery of the majority of legacy projects in 2013. Furthermore, the transaction will allow our shareholders, through the 30% stake in Alphaville, to participate in the long-term value creation we believe will be produced by partnering with two leading investment firms with global and local experience in the real estate sector,” said Duilio Calciolari, CEO of Gafisa Group.

Jonathan Gray, Global Head of Real Estate at Blackstone, said, “Blackstone is pleased to announce its first joint real estate investment with Patria in Brazil and to commit capital, alongside Gafisa and Patria, in Alphaville, a well-managed, high potential Brazilian company, primed to capitalize on the country’s increasing growth and development.”

“We are very pleased to announce this significant investment with Blackstone”, said Olimpio Matarazzo, Patria's partner and co-founder. "And we are eager to keep on searching for more opportunities of this relevance in the Brazilian market."

Completion of the sale to Blackstone and Pátria Investimentos is subject to closing conditions customary for a transaction of this nature, including required anti-trust approvals, and is expected to occur in the second half of the year. The table below indicates the estimated preliminary financial impact post both transactions. Gafisa’s net debt to equity would decrease from the 94% reported at the end of the first quarter of 2013 to approximately 53%, based on unaudited pro-forma data for the same period.

Gafisa Group Consolidated Unaudited Pro-forma Preliminary Selected Financial Data (1Q13A versus 1Q13E)

R$ million	1Q13A	1Q13E	Change	Comments
Net debt	2,485	1,570	(915)	[cash inflow related to the sale] – [purchase of the outstanding 20% stake] – [estimated income tax] - [transaction costs] - [Alphaville net debt position]
Equity	2,489	2,962	473	[Sale transaction profit] – [transaction costs] - [estimated taxes]
Equity + Minorities	2,645	2,987	343	[adjustment to exclude the minority shareholders stake in Alphaville of 20%]
ND/Equity	94%	53%		Unaudited pro-forma preliminary estimated results

Note: 1Q13 A – Actual Results. 1Q13E – unaudited pro-forma preliminary estimated results. Source: Company reports and estimates.

Gafisa Group’s flexible post-transaction balance sheet will increase the Company’s investment capacity. The cash proceeds will reduce leverage and remove financial constraints, thereby enabling greater focus on operational performance and opportunities for organic growth. The reduction in net debt at the Group level, and selective reinvestment in the Company’s high-potential brands are expected to generate long-term shareholder value by capitalizing on the growth potential of the business. The Gafisa Group’s profitability is expected to improve following a major restructuring at Tenda last year and the delivery in 2013 of the majority of lower margin Gafisa and Tenda projects launched in non-core markets. Gafisa is focusing its investments on its core markets, which continue to expand. These investments will require planned capital spending over coming years.

Gafisa segment - The brand will maintain its focus on its core markets, namely São Paulo and Rio de Janeiro, where performance has been strong due to brand recognition, an established supplier network and experience accumulated during a long history in these markets. Gafisa is well positioned to acquire strategic land bank to grow the business. Given the high cost of entry into what is a capital-intensive business segment, this transaction will strengthen the Gafisa brand and make it a more competitive player, thus enhancing its leading position in the market.

Tenda segment – Tenda’s operations will continue to expand in line with high growth potential in the brand’s core markets of São Paulo, Rio de Janeiro, Bahia and Minas Gerais. Throughout the past 18 months, the Company underwent a substantial restructuring while results continued to be negatively impacted by the resolution of the remaining Tenda projects. Still, having achieved control of the operational and financial cycle at Tenda last year, the brand was relaunched in the first quarter under a new, profitable business model. The resumption of operations, which is proceeding in a cautious manner, is expected to maximize the segment’s potential within the Group.

Alphaville segment - The Gafisa Group will continue to benefit from Alphaville’s profitable operations and strong future prospects. By maintaining minority ownership of Alphaville, the Group will benefit from its continued growth in an attractive market, further strengthening Alphaville’s business and brand. Currently, Alphaville has a sizable land bank with potential sales of R$13 billion, thereby supporting the Company’s growth over the next years.

Upon completion of the acquisition of the outstanding 20% stake in Alphaville, Mr. Renato de Albuquerque and Mr. Nuno Luís de Carvalho Lopes Alves will step down as AUSA’s board members. Both executives made important contributions to the success of Alphaville during their tenures on the board.

The Gafisa Group does not expect a change in the volume of launches defined in our guidance until the end of 2013, at which point the long term business plan and best use of funds from the transaction will have been evaluated.

Rothschild acted as financial advisor and Barbosa, Müssnich & Aragão (BM&A Advogados) acted as legal counsel to Gafisa in the transaction. Stocche, Forbes, Padis, Filizzola e Clápis and Simpson Thacher & Bartlett acted as legal counsels to Pátria Investimentos and Blackstone.

Gafisa S.A.

André Bergstein

Chief Finance and Investor Relations Officer

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, the Company has completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

About Blackstone:

Blackstone is a global leader in private equity real estate investing. Founded in 1991, Blackstone’s real estate business is the largest opportunistic real estate investment manager in the world, with more than $50 billion in investor capital under management. Blackstone’s portfolio includes hotel, office, retail, industrial and residential properties in the U.S., Europe and Asia. Major holdings include: Hilton Worldwide, Equity Office Properties, Brixmor shopping centers and London’s Broadgate office complex. Blackstone seeks to create positive economic impact and long-term value for its investors, the companies they invest in, the companies they advise and the broader global economy. In addition to managing real estate private equity funds, our alternative asset management businesses include the management of private equity funds, hedge fund solutions, credit-focused funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Further information is available at www.blackstone.com.

About Patria

With 25 years of experience, Patria Investimentos is one of the largest alternative investment managers and corporate advisory firms in Brazil. It is a pioneer in the private equity industry in this country, having gradually expanded its portfolio with the development of new business like infrastructure, real estate and capital management. Currently, Patria has over US$ 7.5 billion in assets under management. It is the Brazilian partner of Blackstone, the global leader in alternative investment management and advisory services. Additional information available at: www.patriainvestimentos.com.br

Investor Relations Contact Info Luciana Doria Wilson Website: www.gafisa.com.br/ri Telefone: +55 11 3025-9297 / 9242 / 9305 Fax: +55 11 3025-9348 Email: ri@gafisa.com.br	Media Relations (Brazil) Fernando Kadaoka Maquina da Notícia Comunicação Integrada Phone: +55 11 3147-7498 Fax: +55 11 3147-7900 Email: fernando.kadaoka@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 7, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer